EXHIBIT 99.13

VIA EDGAR

TO:	United States Securities and Exchange Commission

Re:	Silvermex Resources Inc. (the "Company")
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F for the year ended December 31, 2010, and any amendments thereto (the “Annual Report”), to be filed by the Company with the United States Securities and Exchange Commission. The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2010 (the “Annual Information Form”).

I, John Thornton, SAIMM, DO HEREBY CONSENT, to:

the use of my name in connection with my involvement in the preparation of the technical report entitled La Guitarra Mine Technical Report, Temascaltepec, Mexico and dated January 28, 2010 (the “Technical Report”);

  references to the Technical Report, or portions thereof, in the Annual Information Form; and

  the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report.

Dated the 31st of May, 2011

/s/ John Thornton
John Thornton, SAIIM